FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 25, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
June 29, 2005	AMEX: GLE

Glencairn’s Bellavista Mine pours first gold

Glencairn Gold Corporation is pleased to announce that mine commissioning is progressing well and that the first gold bar has been poured from its Bellavista Mine in Costa Rica.

“This initial gold pour is an important milestone for the Bellavista Mine,” said Chief Operating Officer Kevin Drover. “Mine commissioning is advancing as expected. We continue to optimize processes and I’m confident we’ll reach our next objective, commercial production, later this year. At this time I would like to thank our dedicated team of workers in Costa Rica who have made this happen, and acknowledge the cooperation of the government of Costa Rica for their part in this important development for the local economy.”

Since mining began in April, 2005, approximately 200,000 tonnes of ore has been stacked on leach pads. Gold contained in ore on the pads and in leach solution currently stands at approximately 10,000 oz. Production at Bellavista is expected to ramp up to its design rate of 60,000 oz. annually before year end

Bellavista is an open pit mining operation using heap leach technology for gold recovery. The mine is located in the Montes de Oro (Gold Hills) region of Costa Rica, approximately 120 km west of the capital of San Jose and near the town of Miramar. Located within an industrial free-trade zone, the property is accessed by paved road and is located close to the main power grid, the country’s leading container port, and a major fuel supply terminal and a concrete plant.

Once Bellavista is in commercial production and operating at its design rate, the Company’s total annual gold production will exceed 100,000 oz. The Company also owns and operates the Limon Mine in Nicaragua which produced 48,000 oz. in 2004 and is expected to match that production in 2005.

To find out more about Glencairn Gold Corporation, please visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.